FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of April 2007

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0000869428

Amcor News Release

For immediate release:	Tuesday, April 24, 2007

REPOSITIONING AMCOR FLEXIBLES EUROPE

Amcor announced today, a substantial repositioning of the Flexibles business in Europe.

The primary objective of this program, which is part of the broader “Way Forward” agenda, is to create a fitter organisation with a smaller number of stronger businesses that are focused on customers and markets, consistent with Amcor’s strategy.

The project will deliver an estimated PBIT benefit of €30 million per annum for an estimated net cash cost of €60 million. The majority of the €30 million per annum benefit will be realised from 2009/10.

The overall headcount reduction, excluding divested sites, will be around 900 out of a total workforce of 7600 people. The final outcome will be determined following an extensive consultation process with a range of stakeholders.

Amcor’s Managing Director and CEO, Mr Ken MacKenzie said “This repositioning program delivers a wide range of improvements and better aligns the business to future market trends and customer needs.

“The anticipated benefits are robust and supported by headcount reductions and substantial operational improvements. With this improved operational focus and clearer strategic direction, the business will be well positioned to deliver solid growth and strong returns.”

Objectives

As outlined at the half year results in February, Amcor Flexibles has undertaken a detailed strategic and operational review of its business and a comprehensive repositioning program has been developed. The primary objectives of this program are to:

•                      Strengthen market positions through better leverage of technology and manufacturing capabilities;

•                      Increase weighting in lower cost regions, particularly in Southern and Eastern Europe;

•                      Improve alignment to customer needs and market trends; and

•                      Create a strong platform for innovation and continued growth.

Amcor Limited

ABN 62 000 017 372
679 Victoria Street

Abbotsford Victoria  3067  Australia

Tel: 61 3 9226 9000  Fax: 61 3 9226 6500

www.amcor.com

Background

The Flexibles market in Western Europe is approximately €9 billion in sales and includes a wide range of products and technologies, from simple films to complex multi-layer structures with high-performance properties. The end markets segments are mainly food, healthcare and industrial.

The current manufacturing footprint in Europe is 38 plants, in 15 countries with seven plants in Southern Europe (Spain, Italy and Portugal) and one plant currently in each of Poland and Russia.

Restructuring Process

A detailed program of communication and consultation has begun with employees and customers.

Plant closure proposals will be prepared by local management.  Once approved, these proposals will be presented to employees and their representatives for consultation in accordance with local and European legal requirements.

Over a two year time frame, €40 million will be spent on either new equipment or the relocation of major pieces of plant to ensure those plants allocated additional production volumes are appropriately equipped. This investment will be included in Amcor’s base capital expenditure.

As part of the portfolio review, some plants were identified as having little strategic importance and will be sold.

Outcomes

From an operational perspective, the plan envisages a substantial reduction in the number of extrusion plants delivering significant improvements in manufacturing performance.

In the conversion operations, there will be a significant reduction in the number of sites with flexographic or gravure printing. Capacity utilisation will increase considerably and more efficient manufacturing will deliver a meaningful reduction in waste.

Across the business, there will be a smaller number of larger plants with an improved technology or market segment focus.

From a strategic perspective the restructuring will increase the percentage of manufacturing in the lower cost regions of Southern and Eastern Europe.  By the end of this program, one third of the manufacturing sites will be located in these regions.

An important element in this re-weighting is the announcement of a new €26 million plant in Poland, dedicated to PepsiCo and supplying flexible packaging for their fast-growing snack food business in Eastern Europe.  This market segment is estimated to be growing at 15% to 25% per annum.

PepsiCo is the world leader in snack foods requiring focused and efficient operations delivering high quality food safe products. The manufacturing process is technically demanding and Amcor is currently an approved strategic supplier to PepsiCo in both Europe and Australia.

This investment is consistent with the strategy for Flexibles in Eastern Europe of supporting the market leaders in fast growing segments with low cost manufacturing facilities.

Summary

Amcor’s Managing Director and CEO, Mr Ken MacKenzie said “The program announced today is designed to further strengthen the business and improve our value proposition to customers.  There will be a smaller number of more focused sites with improved operating performance.

“The geographic presence in Eastern and Southern Europe will increase. These are regions where Amcor already has an excellent footprint and management experience.

“Amcor has Flexibles operations in Western and Eastern Europe, the Americas, Asia and Australasia. Repositioning and improving the European operations is an important component of growing the flexibles business globally.”

ENDS

For further information, please contact:

Ken MacKenzie	John Murray
Managing Director & CEO	Executive General Manager
Amcor Limited	Corporate Affairs
Ph: +61 3 9226 9001	Amcor Limited
Ph: +61 9226 9005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 24 April 2007
By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel